金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2004 NOV -8 P 3: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

04045998

November 5, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Fin[redacted]
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

SUPPL

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
SC1-Return of Allotments	October 15, 2004
Annual Return	October 15, 2004
Announcement of Discloseable Transaction – Transactions relating to 5.2% of shares in GP Industries Limited	October 21, 2004

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

Wong Man Kit
Deputy General Manager

BEST AVAILABLE COPY

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

40 GOLD PEAK 1964-2004

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

Exemption#82-3604

表格 Form **SC1**

RECEIVED
2004 NOV -8 P 3:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
13	10	2004

至 To

日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HKD	10,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	13,400

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	272,317,533.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

15/10/2004 DD578233
CR No. : -054055-
Sh. Form : SC1
OS $14.00
TOTAL(CSH) $14.00

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	20,000	0.50	1.17	Nil	0.67	13,400

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class — 類別 Class Ordinary	類別 Class
Ho Hung Yan	Rm 2913, Lei Hing House Lei Yue Mun Estate Yau Tong, Kowloon, Hong Kong	20,000	
	各類別股份分配的總數 Total Shares Allotted by Class	20,000	

簽署 Signed : [signature]

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 15/10/2004 (日 DD / 月 MM / 年 YYYY)

**請刪去不適用者* *Delete whichever does not apply*

CR

周年申報表
Annual Return

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

Exemption#82-3604

公司註冊處
Companies Registry

表格 Form **AR1**

RECEIVED
2004 NOV -9 P 3:11

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司
Private Company having a share capital

☑ 其他
Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
10	09	2004

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, N.T.

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8th Floor, Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.

電話 Tel: 24271133 傳真 Fax: 24891879

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

15/10/2004	DD578232
CR No. :	-054055-
Sh. Form :	AR1L
27	$140.00
TOTAL(CSH)	$140.00

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

HKD6,174,284.13

(註 Note 11) 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

(註 Note 12) 9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 **Total** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) **Total** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HKD400,000,000	544,415,067	HKD0.5	HKD272,207,533.50	HKD272,207,533.50
總值 Total	HKD400,000,000	544,415,067		HKD272,207,533.50	HKD272,207,533.50

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares 現時持有量 Current Holding	股份 Shares 轉讓 Transferred 數目 Number	股份 Shares 轉讓 Transferred 日期 Date	備註 Remarks
	Please refer to the Attachment				
	總數 Total				

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 **Name in Chinese**	黃文傑
英文姓名 **Name in English**	姓氏 Surname: Wong; 名字 Other Names: Man Kit
前用姓名 **Previous Names**	N/A
別名 **Alias**	N/A
(註 Note 14) 香港住址 **Hong Kong Residential Address**	Flat D, 16th Floor, Block 2, Tsui Chuk Garden, Kowloon
(註 Note 15) 電郵地址 **E-mail Address**	

(註 Note 16) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E873240(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 **Name in Chinese**	
(註 Note 17) 英文名稱 **Name in English**	
(註 Note 18) 香港地址 **Hong Kong Address**	
(註 Note 15) 電郵地址 **E-mail Address**	

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	羅仲榮

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	Lo	Chung Wing Victor

前用姓名 Previous Names	N/A
別名 Alias	N/A

(註 Note 20) 住址 Residential Address

House 22, Bella Vista,
Silver Terrace Road, DD229,
Lot 232, Silverstrand Beach,
Clearwater Bay, Kowloon

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E343873(6)

	簽發國家 Issuing Country	號碼 Number
b 海外護照 Overseas Passport	N/A	N/A

12 董事 Director (續上頁 cont'd)

(註 Note 19)	2 身份 Capacity	[√] 董事 Director; [ ] 候補董事 Alternate Director; 代替 Alternate to:
	中文姓名 Name in Chinese	吳崇安
	英文姓名 Name in English	姓氏 Surname: Ng; 名字 Other Names: Sung On Andrew
	前用姓名 Previous Names	N/A
	別名 Alias	N/A
(註 Note 20)	住址 Residential Address	12 Cooper Road, Jardine's Lookout, Hong Kong; 國家 Country:
(註 Note 21)	電郵地址 E-mail Address	
(註 Note 22)	身份證明 Identification	
	a 香港身份證號碼 Hong Kong Identity Card Number	A901723(5)
	b 海外護照 Overseas Passport	簽發國家 Issuing Country: N/A; 號碼 Number: N/A

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) **1** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文名稱 **Name in Chinese**: N/A

英文名稱 **Name in English**: N/A

(註 Note 23) 地址 **Address**: N/A | 國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) **2** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文名稱 **Name in Chinese**: N/A

英文名稱 **Name in English**: N/A

(註 Note 23) 地址 **Address**: N/A | 國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**:

公司編號 **Company Number**: N/A
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese	N/A

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	N/A	N/A

前用姓名 Previous Names	N/A
別名 Alias	N/A

	住址 Residential Address		國家 Country
(註 Note 20)		N/A	

	電郵地址 E-mail Address	
(註 Note 21)		

(註 Note 22) 身份證明 **Identification**

a	香港身份證號碼 Hong Kong Identity Card Number	N/A

		簽發國家 Issuing Country	號碼 Number
b	海外護照 Overseas Passport	N/A	N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	Abacus Share Registrars Limited G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24) **14 隨表提交的帳目所涵蓋的會計結算始末日期**
Period Covered by Accounts Submitted with this Form
(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	04	2003		31	03	2004

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用,請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表,則自成立爲法團以來),並無發出任何文件,邀請公眾人士認購公司任何股份或債權證;同時如成員數目於本申報表日期超過五十,則所超出的成員,全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes nil **Continuation Sheet(s) A,** nil **Continuation Sheet(s) B,** 11 **Continuation Sheet(s) C and** nil **Continuation Sheet(s) D.**

簽署 Signed : [signature]

姓名 Name : Wong Man Kit
~~董事 Director~~/秘書 Secretary *

日期 Date : 12 / 10 / 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

Form ART

本申報表日期 Date of Return

10	09	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 羅仲炳

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lo	Chung Ping Kevin

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:

G/F., Flat E, 68A MacDonnell Road,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E335072(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

Form AR1

本申報表日期 Date of Return

10	09	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 羅仲煒

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lo	Chung Wai Paul

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 19 Kent Road, Kowloon Tong, Kowloon

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E207160(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

表格
Form **AR1**

本申報表日期 **Date of Return**

10	09	2004
日 DD	月 MM	年 YYYY

公司編號 **Company Number**

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 梁伯全

英文姓名 **Name in English**

Leung	Pak Chuen
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**

#18-03 Euro Asia Court 3,
7 River Valley Close,
Singapore 238431

國家 Country: Singapore

(註 Note 21) 電郵地址 **E-mail Address**:

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼
Hong Kong Identity Card Number: E381673(0)

b 海外護照
Overseas Passport

N/A	N/A
簽發國家 Issuing Country	號碼 Number

本申報表日期 Date of Return

10	09	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number: 54055

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 顧玉興

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Ku	Yuk Hing Richard

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:
Flat G, 9/F., Begonia Mansion,
Taikoo Wan Road, Taikoo Shing,
Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A846493(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	09	2004

公司編號 Company Number: 54055

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 莊紹樑

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Chuang	Siu Leung Andrew

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Flat 2A, Hollywood Heights,
6 Old Peak Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A862479(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

Form ARI

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	09	2004

公司編號 Company Number

54055

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to:

中文姓名 Name in Chinese: 周國偉

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Chau	Kwok Wai

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:

5/F., The Primrose, 38 Rose Street,
Yau Yat Chuen, Kowloon

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D063044(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

Form ART

本申報表日期 Date of Return		
10	09	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number: 54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to:

中文姓名 Name in Chinese	王維勤

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Wong	Wai Kan

前用姓名 Previous Names	N/A
別名 Alias	N/A

(註 Note 20) 住址 Residential Address

Flat B, 23rd Floor, No.1 Homantin Hill,
1 Homantin Hill Road, Ho Man Tin,
Kowloon

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E457857(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

Form ART

本申報表日期 **Date of Return**

10	09	2004
日 DD	月 MM	年 YYYY

公司編號 **Company Number**

54055

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 羅肇強

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
Lo	Siew Kiong John

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**

18A, Tower 10, Island Harbourview,
11 Hoi Fai Road, Kowloon

國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**:

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: D399792(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form ART

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
10	09	2004

公司編號 Company Number: 54055

個人董事詳情（第12A項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 張定球

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Cheung	Ting Kau Vincent

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 51D, Mt. Kellett Road, The Peak, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D105941(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form ART

本申報表日期 Date of Return

10	09	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 **Name in Chinese**: 呂明華

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
Lui	Ming Wah

前用姓名 **Previous Names**: N/A

別名 **Alias**: N/A

(註 Note 20) 住址 **Residential Address**

Flat A & B, 16/F., Skylodge 1,
8 Yin Ping Road, Kowloon

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A652463(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
N/A	N/A

Form ARI

本申報表日期 Date of Return

10	09	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

54055

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 陳志聰

英文姓名 Name in English

Chan	Chi Chung
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Flat 86D, 7th Floor, Broadway Street,
Mei Foo Sun Chuen, Kowloon,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D060687(2)

b 海外護照 Overseas Passport

N/A	N/A
簽發國家 Issuing Country	號碼 Number

Exemption#82-3604

The Standard October 25, 2004

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

DISCLOSEABLE TRANSACTION – TRANSACTIONS RELATING TO 5.2% OF SHARES IN GP INDUSTRIES LIMITED

On 19th October, 2004, the Company received a notice of exchange from WhiteRock pursuant to which WhiteRock exercised the Exchange Rights to exchange all the outstanding principal amount of the Note as at 21st October, 2004 into GPI Shares at the Exchange Price. As at 21st October, 2004, the outstanding principal amount of the Note was HK$89,968,854 and the Note was exchangeable into 23,910,177 GPI Shares at the Exchange Price. The Exchange took place on 21st October, 2004.

On 21st October, 2004, the Company entered into the Sale and Purchase Agreement with WhiteRock pursuant to which WhiteRock had agreed to sell to the Company and the Company had agreed to purchase from WhiteRock the same 23,910,177 GPI Shares for a consideration of S$25,583,889 (or approximately HK$118.97 million) in cash and payable on the third business day after 21st October, 2004.

The Buy-back constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, further details of the Transactions, will be despatched to shareholders of the Company as soon as practicable.

BACKGROUND

Reference is made to the announcement of the Company dated 12th October, 2000 regarding the issue of the Note and the announcement of the Company dated 9th February, 2001 regarding the amendment to the conversion price of the Note from HK$2.60 per Share to HK$2.20 per Share for the period from 9th February, 2001 to 8th February, 2002.

On 12th October, 2000, the Company entered into the Subscription Agreement in connection with the issue of the Note to WhiteRock by the Company. Pursuant to the terms of the Subscription Agreement, the Note will mature and will be repaid to WhiteRock on the date falling five years after the Note was issued. There is no early redemption option for the Note. The Note bears interest from the date of issue at the rate of 3% per annum, accrued on a yearly basis (pro-rated in the event of an incomplete year) on the principal amount of the Note outstanding from time to time. Interest accrued thereon are capitalized and form part of the principal amount of the Note.

WhiteRock has been granted with the rights at any time during the period from the date of issue to the maturity date of the Note (both days inclusive), either (i) to convert in whole or in part the Note into new Shares at the conversion price of HK$2.60 per Share subject to such amendment to the conversion price of the Note as mentioned above; or (ii) to exchange in whole or in part the Note into GPI Shares at the Exchange Price; or (iii) a combination of (i) and (ii).

Completion of the Subscription Agreement took place on 31st October, 2000 and the Note was issued to WhiteRock by the Company on the same date. Since its date of issue, no conversion and/or exchange of the Note, either in whole or in part, has been made by WhiteRock.

THE TRANSACTIONS

On 19th October, 2004, the Company received a notice of exchange from WhiteRock pursuant to which WhiteRock exercised the Exchange Rights to exchange all the outstanding principal amount of the Note as at 21st October, 2004 into GPI Shares at the Exchange Price. As at 21st October, 2004, the outstanding principal amount of the Note was HK$89,968,854 (representing the face value of the Note of HK$80,000,000 and the interest accrued on the Note from the date of issue of the Note on 31st October, 2000 to 21st October, 2004 of HK$9,968,854 which was capitalized and formed part of the principal amount of the Note) and the Note was exchangeable into 23,910,177 GPI Shares at the Exchange Price. The Exchange took place on 21st October, 2004.

On 21st October, 2004, the Company entered into the Sale and Purchase Agreement with WhiteRock pursuant to which WhiteRock had agreed to sell to the Company and the Company had agreed to purchase from WhiteRock the same 23,910,177 GPI Shares for a consideration of S$25,583,889 (or approximately HK$118.97 million) in cash and payable on the third business day after 21st October, 2004.

The following is a summary of the principal terms of the Sale and Purchase Agreement.

THE SALE AND PURCHASE AGREEMENT

Date
21st October, 2004

Parties
Vendor : WhiteRock, an overseas fund which specializes in event-driven technology investments
Purchaser : the Company

To the best of knowledge, information and belief of the Directors having made all reasonable enquiries, WhiteRock and its ultimate beneficial owners are independent of the Company and with each of the Directors, chief executive or substantial shareholders of the Company and its subsidiaries, and each of their respective associates (as defined in the Listing Rules). Prior to and after the Transactions, WhiteRock did not hold any existing shareholding interest in the Company.

Assets being transferred
23,910,177 GPI Shares, representing approximately 5.2% of the existing issued share capital of GP Industries.

Consideration
S$1.07 per GPI Share amounting to the aggregate consideration of S$25,583,889 (or approximately HK$118.97 million) in cash and payable on the third business day after 21st October, 2004. The consideration will be satisfied by the internal resources of the Company.

The consideration was determined after arm's length negotiations based on various factors including the earnings potential and growth prospects of GP Industries and the market value of the GPI Shares.

The consideration of S$1.07 per GPI Share represented (i) a premium of 7% over the closing price of S$1.00 per GPI Share quoted on the Singapore Stock Exchange on the trading day immediately preceding the date of this announcement and (ii) a premium of approximately 4.4% over the average closing price of S$1.025 per GPI Share quoted on the Singapore Stock Exchange for the 60 trading days immediately preceding the date of this announcement.

Completion
Completion took place immediately after the signing of the Sale and Purchase Agreement, which was 21st October, 2004.

INFORMATION ON GP INDUSTRIES

GP Industries has been listed on the Main Board of the Singapore Stock Exchange since 1995 and a component stock of SingEquities Electronics Index since December 1999. GP Industries currently holds an approximately 65.15% interest in CIHL and an approximately 49.08% interest in GP Batteries respectively. CIHL and GP Batteries have been listed on the Singapore Stock Exchange since 1992 and 1991 respectively and are component stocks of the Business Times Singapore Regional Index. CIHL is principally engaged in the development, manufacture and marketing of electrical installation products. GP Batteries is engaged in the development, manufacture and marketing of batteries and related products.

In addition to its investment in CIHL and GP Batteries, GP Industries is also engaged in the development, manufacture and marketing of a wide range of products including electronics and components, wire harness and cables as well as acoustics. GP Industries is the main industrial investment vehicle of the Company which held approximately 87.23% interest in GP Industries as at the date of this announcement.

SUMMARY OF FINANCIAL RESULTS OF GP INDUSTRIES

A summary of the audited consolidated results of GP Industries for the two years ended 31st March, 2004 are as follows:

	Year ended 31st March, 2003 *S$'000*	2004 *S$'000*
Turnover	321,719	374,545
Profit before tax and minority interests	42,817	100,844
Profit after tax and minority interests	31,953	82,639

The audited net tangible assets of GP Industries as at 31st March, 2004 amounted to approximately S$402.8 million.

SHAREHOLDING STRUCTURE OF GP INDUSTRIES BEFORE AND AFTER THE TRANSACTIONS

Before the Transactions, GP Industries had an existing issued share capital of 458,223,443 shares, of which 399,715,443 shares were held by the Company, representing approximately 87.23% of the existing issued share capital of GP Industries. After the Transactions, the interests of the Company in GP Industries would remain unchanged and GP Industries continues to be an approximately 87.23% owned subsidiary of the Company.

REASONS FOR THE BUY-BACK

The Company is committed to the long-term objective of maximizing shareholder value through strategic acquisitions and disposals and rationalization of the existing businesses and corporate structure of the Gold Peak Group. This strategy began with the transfer by the Company of its entire interests in GP Batteries and CIHL to GP Industries in 2000 whereby GP Industries became the main industrial investment vehicle of the Company. The Company pursued this strategy further in April 2004 when GP Industries acquired further interests in CIHL which resulted in CIHL becoming a direct subsidiary of GP Industries and an indirect subsidiary of the Company. GP Industries has experienced strong robust growth in its business and earnings during the last two financial years. The Buy-back therefore presents a good opportunity for the Company to maintain its interests in GP Industries at a price that reflects its underlying value and is in line with the Company's long-term objective of maximizing shareholder value. The Buy-back also manifests the Company's full confidence in the business and future prospects of GP Industries thereby sending positive assurances to its business partners, customers and investors and consolidating their relationship with GP Industries which will in turn benefit the Company in the long run.

The Board believes that the terms of the Sale and Purchase Agreement are fair and reasonable and the Buy-back is in the interests of the Company and its shareholders as a whole.

GENERAL

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, audio equipment, electrical installation products and various electronic products.

The Buy-back constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among other things, further details of the Transactions, will be despatched to shareholders of the Company as soon as practicable.

As at the date of this announcement, the Board consists of Mr. Victor Lo Chung Wing *(Chairman & Chief Executive)*, Mr. Andrew Ng Sung On *(Vice Chairman)*, Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. John Lo Siew Kiong, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

DEFINITIONS

"Board"	the board of Directors
"Buy-back"	the transfer of 23,910,177 GPI Shares by WhiteRock to the Company pursuant to the Sale and Purchase Agreement
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 65.15% owned subsidiary of GP Industries
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange
"Directors"	directors of the Company
"Exchange"	the transfer of 23,910,177 GPI Shares by the Company to WhiteRock upon the exercise of the Exchange Rights by WhiteRock
"Exchange Price"	the exchange price of S$0.845 of the GPI Shares at an exchange rate of S$1=HK$4.453 subject to adjustments as set out in the Note
"Exchange Rights"	the rights attached to the Note to exchange the same or a part thereof into GPI Shares
"Gold Peak Group"	the Company and its subsidiaries
"GP Batteries"	GP Batteries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.08% associate of GP Industries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.23% owned subsidiary of the Company
"GPI Shares"	existing ordinary shares of S$0.20 each of GP Industries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Note"	the HK$80 million convertible and/or exchangeable note issued by the Company pursuant to the Subscription Agreement
"Sale and Purchase Agreement"	a sale and purchase agreement dated 21st October, 2004 entered into between WhiteRock and the Company in relation to the Buy-back
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited
"Share(s)"	ordinary shares of HK$0.50 each of the Company
"Singapore"	the Republic of Singapore
"Subscription Agreement"	a conditional subscription agreement dated 12th October, 2000 (as supplemented by a supplemental deed dated 9th February, 2001) entered into between the Company and WhiteRock in connection with the issue of the Note by the Company, the completion of which took place on 31st October, 2000
"Transactions"	the Exchange and the Buy-back
"WhiteRock"	WhiteRock Investments I Limited, a company incorporated in the British Virgin Islands with limited liability
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent.

In this announcement, unless otherwise stated, certain amounts denominated in Singapore dollars have been translated (for information only) into Hong Kong dollars at an exchange rate of S$1=HK$4.65. Such conversions shall not be construed as representations that amounts in Singapore dollars could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 21st October, 2004
www.goldpeak.com

40 GOLD PEAK 1964-2004

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